Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies (Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2009	2008
Fixed charges:
Interest expense including amortization of debt discount	$447	$384
Portion of rentals representing an interest factor	118	168
Total fixed charges	$565	$552
Earnings available for fixed charges:
Net income	$1,347	$1,677
Equity earnings net of distributions	(25)	(40)
Income taxes	768	940
Fixed charges	565	552
Earnings available for fixed charges	$2,655	$3,129
Ratio of earnings to fixed charges	4.7	5.7